

CVB Financial Corp.

2025 SUMMARY
ANNUAL REPORT



America's Best Banks[1]

Forbes, 2026



Five-Star Superior Rating

BauerFinancial, 2025

Super Premier
Performing Bank

Findley Reports, 2025

BBB+
Stable Rating Outlook

Fitch Ratings, 2025

$209.3
Million
Net
Earnings

195
Consecutive
Quarters of
Profitability

Over 48 Years

145
Consecutive
Quarters of Cash
Dividends Paid

Over 36 Years

[1]CVB Financial Corp. is the holding company for Citizens Business Bank, N.A.

Our Story

Since 1974, Citizens Business Bank has been creating banking relationships by focusing on our customers and helping them achieve more for their business, their employees, and the communities they serve. Our founder, George A. Borba Sr., was an enterprising dairy farmer and small business owner from Southern California. George saw a need to support other business owners in his community by helping them preserve and enhance the value of their companies. He shared his vision with a group of local business leaders who cared deeply about their community, and together they set out to design a new banking experience.

Chino Valley Bank was established in August of 1974. More than 50 years later, Citizens Business Bank has grown to more than $15 billion in assets with over 60 banking locations and 3 trust offices throughout California. We changed our name to Citizens Business Bank along the way, but we still hold true to our original vision.

We are proud to be in the position to assist entrepreneurs with opportunities to foster and grow their businesses. Our customers' success is our success. We are able to build long-standing relationships with each customer by treating them the way we would want to be treated. In fact, many of our customers have banked with us for decades.

Our unwavering commitment to our Five Core Values of Financial Strength, Superior People, Customer Focus, Cost-Effective Operation, and Having Fun is the reason we are consistently recognized as one of the top-performing banks in the nation.

Our Vision

Citizens Business Bank will strive to become the premier financial services company operating throughout the state of California, serving the comprehensive financial needs of successful small to medium-sized businesses and their owners.

Our Mission

The mission of Citizens Business Bank is to achieve superior performance and rank in the top ten percent of all financial institutions in the nation in return on equity and return on assets. This will be achieved by delivering the finest in financial products and services through relationship banking commitments with businesses and professionals throughout California. It will be supported by an unqualified commitment to our Five Core Values of Financial Strength, Superior People, Customer Focus, Cost-Effective Operation, and Having Fun.

Table of Contents

Board of Directors



Hal W. Oswalt
Chairman



George A. Borba
Vice Chairman



David A. Brager
President
Chief Executive Officer



Raymond V. O'Brien III
Director



Stephen A. Del Guercio
Director



Anna Kan
Director



Jane Olvera Majors
Director



Kimberly Sheehy
Director



Tim Stephens
Director

To our Shareholders, Customers, and Associates

2025 in Review

Our unwavering commitment to consistent, high-quality execution is what drives excellence across our organization. We reported our 195th consecutive quarter of profitability and paid our 145th consecutive quarterly cash dividend to our shareholders. Net earnings were $209.3 million for the year ended December 31, 2025, compared with $200.7 million for the year ended December 31, 2024. For the year ended December 31, 2025, annualized return on average equity (ROAE) was 9.26%, annualized return on average tangible common equity (ROATCE) was 14.28%, and annualized return on average assets (ROAA) was 1.36%. We reported total assets of $15.6 billion at December 31, 2025, compared to total assets of $15.15 billion at December 31, 2024.

In 2025, we welcomed the addition of a new board member, Tim Stephens, a seasoned financial executive with more than 33 years of experience in business and information technology. Citizens Business Bank converted to a National Association charter, becoming a national bank and a member bank of the Federal Reserve System. We also expanded our footprint with the opening of a loan production office in Temecula, California with a team of experienced bankers. This strategic expansion strengthens our presence in the rapidly growing Temecula-Murrieta region of Riverside County and bridges the gap between the San Diego and Riverside markets.

In mid-December, CVB Financial Corp. and Heritage Commerce Corp. (together with Heritage Bank of Commerce, "Heritage") announced an agreement to merge, which is expected to close in the second quarter of 2026 and would expand Citizens Business Bank's presence to the Bay Area. Clay Jones, President and CEO of Heritage, will join Citizens Business Bank as President of the combined organization, while Dave Brager will continue as our Chief Executive Officer. Two of Heritage's current directors, which includes Clay, will join our Board of Directors, ensuring continuity and representation from both organizations.

We continue to partner with strong privately held and family-owned businesses throughout California. Our standing as one of the top-performing banks in the nation is supported by the public recognition we receive each year. In 2025, our Bank was once again named to S&P Global Market Intelligence's Top 50 Public Banks list and Forbes' Best Banks in America list. S&P Global Market Intelligence also ranked CVB Financial Corp. as one of the top three large U.S. banks by deposit franchise. In addition, we maintained our designation as a "Super Premier" Performing Bank by the Findley Reports, our Five-Star Superior rating from BauerFinancial, and our BBB+ rating from Fitch Ratings.

Continued on next page

Continued

During 2025, we supported the communities we serve with approximately $1.9 million in donations to charitable organizations[1]. Our two Annual Charity Golf Tournaments raised a combined total of $242,000 in 2025 for community benefit organizations in Orange County and Los Angeles County.

On behalf of our Board of Directors, we thank our associates for their hard work and dedication, our customers for their business and ongoing loyalty, and our shareholders for their continued support and trust.

Hal W. Oswalt
Chairman of the Board

David A. Brager
President and Chief Executive Officer

[1]Includes $300,600 in CRA donations approved in December 2025, but funded through January 15, 2026.

Financial Highlights

At year end, we reported our 195th consecutive quarter of profitability and paid our 145th consecutive quarterly cash dividend to shareholders. Our focus on improving key financial metrics, including profitability and asset quality, is paramount.

Financial Highlights

Total Assets

(Dollars in Billions)



2025	$15.6
2024	
2023	
2022	
2021	$15.9

Total Deposits[1]

(Dollars in Billions)



$13.6

$12.6

2021   2022   2023   2024   2025

[1]Includes customer repurchase agreements.

Total Loans

(Dollars in Billions)



2025	$8.7
2024	
2023	
2022	
2021	$7.9


$8.1
$6.8
2021
2022
2023
2024
2025

Noninterest Bearing Deposits

(Dollars in Billions)


$47.4
$55.2
2021
2022
2023
2024
2025

Noninterest Income

(Dollars in Millions)

Efficiency Ratio[2]


41.09%
38.98%
42.00%
46.55%
46.03%
2021
2022
2023
2024
2025

[2] Noninterest expense divided by net interest income before provision for credit losses plus noninterest income.

Net Earnings

(Dollars in Millions)


2025
$209.3
2024
2023
2022
2021
$212.5

Financial Highlights

Dividends Declared

(Dollars in Millions)



2025	$110.3
2024	
2023	
2022	
2021	$97.8

Shareholders' Equity

(Dollars in Billions)



2025	$2.3
2024	
2023	
2022	
2021	$2.1

Diluted Earnings Per Share



2025	$1.52
2024	
2023	
2022	
2021	$1.56

Valued Customers

Our founders knew that strong, long-lasting relationships would lead to better outcomes for our customers and for the Bank. For more than 50 years, we have focused on relationship banking, and it continues to set us apart from other financial institutions. We serve a wide range of industries, including dairy farms, manufacturers, professional services, and public administration. Many of our customer relationships have grown over decades because we take the time to understand their needs and support their goals.



Tilden-Coil Constructors

Valued Customer Since 2001

Pictured: **Greg Lackey, Chief Financial Officer**
Dayne Brassard, President & Chief Executive Officer

Tilden-Coil Constructors has operated as a general contractor in Riverside, California since 1938, when the company began building housing for military personnel, farm workers, and homes designed by renowned architect Cliff May. In the early 1980s, Tilden-Coil expanded into the education sector and has since built numerous public and private schools and university facilities throughout Southern California. The company also specializes in building a wide range of civic, institutional, commercial, and industrial facilities across the region.

In 2001, Tilden-Coil made the decision to move their banking relationship to Citizens Business Bank. "Our former CFO was growing increasingly frustrated with the big bank we were using at the time," explains Dayne Brassard, President & CEO. "They weren't equipped to manage escrow accounts, in addition to other services, which are critical to our operations." Citizens Business Bank understands Tilden-Coil's industry and consistently supports their needs, including routinely opening Escrow Retention Accounts. "A 24-year relationship speaks volumes about the strength of this partnership," Dayne adds.

"The Bank is always helpful.
They know us, they know our staff."

"The Bank's focus on fraud protection and **Positive Pay** is great," says Greg Lackey, Chief Financial Officer. "We've seen multiple check fraud attempts, and without Positive Pay these would have been a nightmare." Tilden-Coil uses **Online Banking** for their everyday banking needs and works with the **CitizensTrust Wealth Management** team to accommodate their long-term planning. Tilden-Coil plans to build on their strong record of excellence with continued support from Citizens Business Bank.

ADJ Group of Companies

Elation Lighting | Acclaim Lighting | Avante Audio | Eliminator Lighting
American Audio | Global Truss America | Accu-Cable | Obsidian Control Systems

Valued Customer Since 2018

Pictured: **Toby Velazquez, Chief Executive Officer**

Toby Velazquez co-founded ADJ Products in 1985. He started by selling lighting products directly to professional DJs and helped guide ADJ through its early growth. The company was able to expand their presence to retail stores and diversify to new markets through the years, entering the global market in 2004 with their first European distribution center. In 2012, Toby was named President & Chief Executive Officer as ADJ's portfolio and global presence grew. By 2016, ADJ had established offices in Mexico to support their continued expansion into Latin America, and in 2018 they acquired the Netherlands-based Obsidian

"It's reassuring to know the Bank is 100% behind us. They're going to stand by us."

Control Systems. Most recently, ADJ completed the acquisition of X-Laser, a manufacturer of high-powered entertainment laser projectors based out of Maryland. Today, the ADJ Group of Companies brings together a range of businesses that serve as a global manufacturer and distributor of entertainment lighting, audio, video, and control equipment for concerts and live events.

ADJ became a customer in 2018 when their long-time Relationship Manager at their previous bank joined Citizens Business Bank. "You follow who you like, who you trust, and who responds to you when you have needs," says Toby. "Citizens Business Bank is a natural fit for us. When we are happy with something, we stick with them."



"We appreciated the relationship during COVID, when business was tough for everyone," says Toby. "Our Relationship Manager was always calming, reassuring us that the Bank would support us through the difficult times." Ruth Soto, Accounts Receivable Manager for ADJ, and Ximeng Zhang, Controller for ADJ, handle their company's daily banking directly with the Newport Beach Business Financial Center team. The ADJ team uses a full suite of **Treasury Management** services, including **Remote Deposit Capture** and **Positive Pay.** A **Revolving Line of Credit** helps to cover ADJ's working capital needs, and a **Demand Deposit Account** is also in place to manage daily transactions. Citizens Business Bank is dedicated to fostering a lasting partnership with the ADJ Group of Companies and committed to working together for long-term growth and success.



Quality Management Group

Valued Customer Since 2014

Pictured: **Joshua LaBarge, Chief Executive Officer | Sheila LaBarge, Co-Founder Tim Johnson, President, and his wife Valarie Johnson**

In 1986, Joshua LaBarge formed Quality Management Group (Quality), beginning its work in the residential resale business. In those early years, Joshua and his wife, Sheila LaBarge, dedicated themselves to building a real estate development and management company from the ground up through hard work and persistence. Today, Quality has developed, operates and manages properties throughout California, from single-family homes to apartment communities providing homes for workforce families and seniors.

After Quality's long-time banking partner was acquired by a national bank, Joshua was looking for a more relationship-focused bank when a good friend referred him to Citizens Business Bank. "It impressed me," says Joshua. "I grew up in the dairy region, and Citizens Business Bank was founded by a dairy farmer. I've always loved the story of the Bank's history." Quality began their new partnership with the Bank in 2014 under the guidance of their Relationship Manager. "The Bank stood tall and assisted us with transitioning our accounts. We share similar values and ways of operating, which allowed us to align seamlessly and create strong synergy."

"There's standard banking, and then there's above-and-beyond banking."

"The Bank is in tune with fraud prevention, and **Positive Pay** has been very helpful," says Tim Johnson, President. Quality relies on the consistent service of Citizens Business Bank. From everyday banking needs to more complex financial requests, the Bank continues to support Quality's goals with care and consistency. "Our Relationship Manager is very much accessible and has a very hands-on approach," adds Joshua. "He's honest, and I can trust him. It's a big deal to me to have a banker I can trust." Quality also works with the Specialty Banking Group to maintain hundreds of **Demand Deposit Accounts** as needed. With the Bank supporting them, Joshua and his team plan to continue building on their success.

Miles Chemical Company

Valued Customer Since 2004

Pictured:

Michael Miles, CEO | Amber Miles, Corporate Secretary | Anthony Miles, Founder & President
Gina Miles, Vice President | Matt Miles, Warehouse Manager

Miles Chemical Company has built its success on a simple truth: every industry relies on chemicals. From metal finishing to electronics, food and beverage, industrial operations, and municipal water treatment, the company manufactures and distributes a diverse range of products that keep essential industries running.

Founder and President Anthony Miles began his career in 1979 as a truck driver for chemical companies. Over the next 17 years, he worked his way up through the industry, gaining hands-on experience and insight. In 1996, he established Miles Chemical Company with the philosophy that people buy from people. He believed that a personal touch in every business relationship is the foundation of long-term success.

"Our Relationship Manager has been creative in coming back to us with solutions."

"The early days of Miles Chemical were a challenge, but the company made it to a point where we knew it would work," Anthony recalls. As the company grew, it needed a relationship-focused banking partner to help support that growth. In 2004, that partner became Citizens Business Bank. This relationship has fueled the company's expansion and diversification and continues to play an important role today.

For 22 years, Miles Chemical has worked with the same Relationship Manager, relying on a strong banking partnership to support its evolving business requirements. **Demand Deposit**



Accounts and a **Line of Credit** facilitate day-to-day operations, while Equipment Loans and Commercial Real Estate Loans have financed critical expansions. The company has also utilized **Commercial Property Assessed Clean Energy (C-PACE) financing** to fund energy-efficient facility upgrades, reinforcing its commitment to operational efficiency and sustainability.

Looking ahead, Anthony plans to pursue additional growth and expansion. With a trusted financial partner alongside them, Miles Chemical is well-positioned to continue its growth and leadership in the chemical industry.



B&B Plastics, Inc. | B&B Plastics Recycling, Inc.

Valued Customer Since 2013

Pictured:

Baltazar Mejia, Owner, President & CEO

Bacilio Mejia, Owner

In the 1980s, brothers Baltazar Mejia and Bacilio Mejia partnered with companies to produce camera parts by blending plastics. By 1997, they applied their expertise in manufacturing and recycling plastics to establish their own business, B&B Plastics, which began operations in a 6,000-square-foot facility in Fontana, California. Over the years, the brothers expanded the company to include locations in Mexico, Ohio, and Riverside, California. Today, B&B Plastics stands as the leading plastics recycler in California and one of North America's top suppliers of plastic materials.

While B&B Plastics began a banking relationship with Citizens Business Bank in 2013, the majority of their banking services were with one of the large national banks. Over time, the experience with that large bank fell short of their expectations. "Our Relationship Manager from Citizens Business Bank started calling," says Baltazar, "and she would stop by our office once a month." Their Relationship Manager's persistence made a difference. By 2022, the combination of attentive service, high-quality products, and a trusted Relationship Manager who understood their business needs convinced the brothers that moving the full relationship to Citizens Business Bank was the right decision.

"With other banks you are just a number."

Their first move was a **Commercial Real Estate Refinance** for the loan they originally obtained from the large bank. **Remote Deposit Capture, Online Banking**, and a **Revolving Line of Credit** are vital to B&B Plastic's day-to-day operations. "The Bank's service can't compare to anybody else," adds Baltazar. "I always refer your brand when other companies ask about banking services."

The McIntyre Company

Valued Customer Since 2008

Pictured: **Andrew McIntyre, President**
William (Bill) McIntyre Jr., Chairman

For 80 years, The McIntyre Company has been woven into the history of Covina, California, earning a reputation as an enduring builder of single-family homes throughout the region. The McIntyre Company is run by the fourth generation of McIntyre leadership, Andrew McIntyre. Andrew's great grandfather started the company in 1946, handing the reigns to his son William McIntyre Sr., and eventually to William (Bill) McIntyre Jr.

In 2008, as the recession was hitting, The McIntyre Company underwent a search for a new banking partner with a record of long-term financial strength. The big bank they were using was "too big and too corporate" and they wanted a bank that would be a perfect fit for

"We have as good a relationship as a business could have with a bank."

their unique needs. "If problems come up, the first person you go to is your banker," says Bill McIntyre Jr. "Knowing our Relationship Manager, knowing Citizens Business Bank, the people... this was a natural fit."

"We're an old company and don't use Online Banking," states Andrew. "We walk into the Covina Center for our banking. The Bank knows our system so well that they can recognize



potential fraud. They're so connected to us." The McIntyre Company relied on the Bank to obtain **Commercial Real Estate Loans** that have been critical to their business success. They depend on the **CitizensTrust Wealth Management** team for hands-on management of assets tailored to their business goals. As The McIntyre Company continues to develop and manage its residential and commercial projects, the team will look to the strong financial support and responsive customer service they have come to expect from Citizens Business Bank.

Services

We're in the business of helping our customers build their business. We do this by taking the time to learn about our customers, how they operate, and what they want to achieve over the long term. From there, we identify the banking, lending, and investing solutions that fit their specific needs. This approach allows us to offer a customized banking experience that supports each customer in a way that feels personal and meaningful.















Banking

Business

Accounts

Business Checking	Business Savings	Zero Balance Account	Attorney Client Trust
Investment Checking	Premium Money Market	CDARS®	Business Sweep[1]
Analysis Business Plan	Certificate of Deposit		

Fraud Prevention

Check Positive Pay	Reverse Positive Pay	CardValet®	Safe Deposit Box
Positive Pay Payee Match	ACH Positive Pay		

Payables

Bill Pay	Wire Transfer	Samsung Pay	Commercial Card
Debit Card	Credit Card	Apple Pay®	Zelle® for Small Business
ACH Origination	Tax Payment Services	Google Pay™	

Receivables

Remote Deposit Capture	Bill Pay Consolidation	Instant Payments	Smart Safe Advanced Credit
ACH Origination	Lockbox	Image Cash Letter	Mobile Deposit
Merchant Services	E-Lockbox	Cash Vault Services	

Data Management

Business Online Banking	Mobile Banking	Disbursement Reporting	Information Reporting
E-Statements	Business Insights	Custom Reporting	Electronic Data Interchange
Image Services	Account Reconcilement		

Personal

Online & Cards

Online Banking	Debit Card	CardValet®
Bill Pay	Credit Card	Samsung Pay
Mobile Banking	Personal Financial Management (PFM)	Apple Pay®
Mobile Deposit	Safe Deposit Box	Google Pay™
E-Statements	Instant Payments	Zelle®

Accounts

Premium Money Market	CDARS®	Individual Retirement Account
Personal Checking	Certificate of Deposit	Investment Checking
Personal Savings	55 Checking	Health Savings Account
Minor Trust Savings	Preferred Choice Checking	

Equal Housing Lender | Member FDIC | NMLS# 417441

[1]

Not Insured by FDIC or Any Other Government Agency	Not Bank Guaranteed	Not Bank Deposits or Obligations	May Lose Value

CDARS is a registered service mark of IntraFi Network LLC.
CardValet is a registered trademark of Fiserv, Inc.
Zelle and the Zelle related marks are wholly owned by Early Warning Services, LLC and are used herein under license.

Apple Pay is a registered trademark of Apple Inc.
Samsung Pay is a registered trademark of Samsung Electronics Co., Ltd.
Google Pay is a trademark of Google LLC.

Lending

Business


Revolving Lines of Credit


Commercial Real Estate Lending


Dairy & Livestock


Asset-Based Lending


Term Lending


Equipment Financing


Agricultural Lending


Construction Lending


Small Business Administration


C-PACE Financing


Municipal Financing

Personal


Citizens Home Lending

Home Purchase
Home Refinance
Home Equity Line of Credit


Auto Financing


Revolving Lines of Credit

Investing

CITIZENSTRUST™

For more than 100 years, business owners and families in California have depended on the conscientious and disciplined wealth management strategies and seasoned experience available from CitizensTrust.



CitizensTrust
Wealth Management[1]

Asset Management

Charitable Services

Estate Planning



CitizensTrust
Investment Services[2]

Business & Succession Planning

Financial Planning

Personal Investing

Retirement Planning

[1] CitizensTrust Wealth Management is a division of Citizens Business Bank, N.A.

Citizens Business Bank, N.A. is not a registered broker/dealer. Trust and Wealth Management services are provided by CitizensTrust Wealth Management.

[2] CitizensTrust Investment Services is a division of Citizens Business Bank, N.A.

Securities and advisory services are offered through LPL Financial (LPL), a registered investment advisor and broker-dealer (member FINRA/SIPC). Insurance products are offered through LPL or its licensed affiliates. Citizens Business Bank, N.A. and CitizensTrust Investment Services **are not** registered as a broker-dealer or investment advisor. Registered representatives of LPL offer products and services using CitizensTrust Investment Services, and may also be employees of Citizens Business Bank, N.A. These products and services are being offered through LPL or its affiliates, which are separate entities from, and not affiliates of, Citizens Business Bank, N.A. or CitizensTrust Investment Services. Securities and insurance offered through LPL or its affiliates are:

Not Insured by FDIC or Any Other Government Agency	Not Bank Guaranteed	Not Bank Deposits or Obligations	May Lose Value

Citizens Business Bank, N.A. provides referrals to financial professionals of LPL Financial LLC ("LPL") pursuant to an agreement that allows LPL to pay the Financial Institution for these referrals. This creates an incentive for the Financial Institution to make these referrals, resulting in a conflict of interest. The Financial Institution is not a current client of LPL for brokerage or advisory services.

Please visit **https://www.lpl.com/disclosures/is-lpl-relationship-disclosure.html** for more detailed information.

Industry Expertise

Every industry operates differently and has its own needs and goals. Our financial experience and proven history enable us to offer strong financial solutions that support a wide range of industries.



Industrial & Manufacturing



Property Management



Title & Escrow



Agriculture



Nonprofit



Professional Services



Medical



Labor Management



Professional Fiduciaries and Receivers



Dairy & Livestock



International Services



Government



Homeowners Association Management



Contractor Retention Escrow



The Citizens Experience



The Citizens Experience is the difference between simply meeting our customers' needs and ensuring we have exceeded their expectations. It is our way of recognizing the associates who go above and beyond to deliver exceptional service.

As part of the Citizens Experience program, the prestigious Borba Cup is awarded annually to an associate who exemplifies our Core Values and demonstrates a deep commitment to high-quality customer service. For 2025, the Borba Cup was awarded to Seth Stemen, Lead Banking Specialist for the Yuba City Business Financial Center.



Community Commitment

Citizens Business Bank is deeply engaged in Corporate
Citizenship throughout the communities we serve. We
actively support hundreds of nonprofit organizations
through our lending, investment and donations,
and volunteer service.

We are committed to strengthening our communities by
providing superior financial services, building partnerships
with local organizations, and encouraging volunteerism
at every level of the Bank. Our goal is to make a positive
difference in the places where we live and work, so
people today can enjoy a higher quality of life and future
generations can inherit a better world.

Over $230 Million
in CRA Community Development Investments

Food Bank Support

Citizens Business Bank provided much-needed relief through donations to several food banks located throughout California. Featured organizations that received financial support include Second Harvest Food Bank of Orange County, Feeding America Riverside and San Bernardino Counties, The Salvation Army Tulare Corps – Del Oro Division, Union Station Homeless Services, Los Angeles Regional Food Bank, Food Share of Ventura County, and Community Action Partnership of Kern.

Workforce Development

Our Bank supported organizations doing the vital work of providing workforce development and education to students, adults, and disabled individuals, such as Anthesis, Junior Achievement of San Diego County, PUENTE Learning Center, Community Development Technologies Center (CD Tech), GRID Alternatives Inland Empire, Hollenbeck Police Activities League, Housing & Opportunity Foundation of Kern, Community Services Employment Training, and Proteus Inc.

Affordable Housing

Citizens Business Bank donated over $350,000 to support key housing organizations in support of affordable housing solutions ranging from homeless shelters to rental assistance to senior housing. A partial list of organizations that received financial support include Covina Field of Valor, Habitat for Humanity Fresno, Mary Erickson Community Housing, Rio Hondo Community Development Corporation, Southwest Fresno Development Corporation, Inland Empire Resource Center, Neighborhood Housing Services of the Inland Empire, Orange County Community Housing Corporation, Salt and Light Works, Veterans Housing Alliance, Housing and Opportunity Foundation of Kern County, and Self-Help Enterprises.



























Los Angeles Wildfire Relief

Citizens Business Bank, in response to the wildfires that devastated Pacific Palisades and Altadena, announced a $200,000 donation to various Los Angeles wildfire relief organizations. The four organizations to receive $50,000 each were Foothill Unity Center, Union Station Homeless Services, Los Angeles Regional Food Bank, and Pasadena Community Foundation's Eaton Fire Relief & Recovery Fund. These organizations were instrumental in helping to provide relief to individuals, families, and entire communities affected by the wildfires.

Proteus Inc.
Workforce Development

The Bank provided $10,000 in grant funding to Proteus Inc. to support low-to-moderate income individuals by providing employment, education, training, and community services to program participants. The funding was used to help individuals obtain career training or educational vocational school services, employment and training programs, as well as to support those in need of emergency supportive services. Proteus Inc.'s mission is to provide educational workplace training, job placement, and other supportive services to farm working families and diverse program participants, empowering them to achieve self-sufficiency.

Vocational Improvement Program, Inc.
Workforce Development

The mission of Vocational Improvement Program, Inc. (VIP) is to maximize the potential of individuals with disabilities. VIP has been a long-time partner of Citizens Business Bank, and in 2025, we provided a grant for its "Empowerment Through Technology" Technology Center, which will provide VIP's clients access to cutting-edge tools and resources for personal and professional success. The Technology Center consists of six study carrels and chairs with computers, monitors, and online educational subscriptions and training programs focused on communication and job-readiness skills.

Arranque Empresarial
Small Business/Economic Development

Arranque Empresarial is a nonprofit organization committed to advancing educational excellence and economic empowerment in underserved communities. The organization's mission is to foster a culture of balance, wisdom, and creativity, ultimately promoting economic, social, and emotional stability through collective support. The Bank provided $10,000 in funding support, which provided critical resources to low-to-moderate income individuals and entrepreneurs in Tulare and Kern Counties. The programs primarily benefit this demographic by equipping them with the knowledge, skills, and support necessary to achieve economic self-sufficiency and success. All program content was delivered bilingually in English and Spanish through a hybrid format (Zoom and in-person), ensuring accessible services for participants, including those in rural communities.

The Housing & Opportunity Foundation of Kern (HOFK)

HOFK offers a variety of programs designed to support, educate, and empower families to redirect their lives, move out of low-income housing, and become self-sufficient members of society. The HOFK assists residents in Kern County's low-income public housing, and those in the HUD Section 8 program. In 2025, HOFK and Citizens Business Bank continued to expand the Pathways to Career Success program, strengthening their long-standing partnership with the Housing Authority and enhancing their shared commitment to deliver meaningful financial education and workforce development services. As the program grew across the Central Valley, its reach and impact increased significantly. The Pathways to Career Success program supports low-to-moderate income (LMI) students and young adults participating in the HOFK Family Self-Sufficiency Program.

Bank associates volunteered their time to conduct resume reviews, mock interviews, and job-readiness coaching, while also integrating financial education components designed to prepare participants for long-term financial stability. To ensure broad accessibility, these sessions were offered both virtually and in person. Through the Bank's expanded collaboration with HOFK, our partnership has significantly grown, year after year, the number of financial education seminars delivered, demonstrating a deepened commitment to improving the financial well-being of LMI families.

Mission Community Services Corporation (MCSC)
Kern Women's Business Center
Economic Development

MCSC hosts the Women's Business Center in Kern County, providing the local business community with the knowledge needed to start and run successful businesses, including nonprofit organizations. They offer business start-up classes, monthly workshops, and free business consulting. Our Bank provided $5,000 in funding to support MCSC's efforts to help aspiring entrepreneurs and small business owners become self-sustaining, successful business operators and contributors to their communities. This support helped enable the delivery of Small Business Financial Wellness and Diverse Business Growth programs, directly benefiting 50 small businesses and entrepreneurs. Through these initiatives, MCSC and the Kern Women's Business Center continue to provide vital resources, expert training, and no-cost business consultations, strengthening the local small business community.

9/11 Day

On September 11, 2025, 43 Citizens Business Bank associates participated in the seventh annual 9/11 L.A. Meal Packing Day at LAFD Frank Hotchkin Memorial Training Center in Los Angeles. On this National Day of Service and Remembrance, Citizens Business Bank and more than 30,000 volunteers nationwide joined forces to pack 9 million meals to help people experiencing food insecurity. This event was one of 25 large-scale service projects taking place in 24 cities across the U.S.

Leadership Team

With an average banking experience of more than 39 years, Citizens Business Bank's leaders form the foundations of success for the entire company. As individuals, each member of the leadership team contributes distinct perspectives and unique business and financial experience to the Bank.



David A. Brager
President
Chief Executive Officer



E. Allen Nicholson
Executive Vice President
Chief Financial Officer



David C. Harvey
Executive Vice President
Chief Operating Officer



David F. Farnsworth
Executive Vice President
Chief Credit Officer



Richard H. Wohl
Executive Vice President
General Counsel



R. Daniel Banis
Executive Vice President
CitizensTrust



Yamynn De Angelis
Executive Vice President
Chief Risk Officer



Ted J. Dondanville
Executive Vice President
Specialty Lending Division



Hector G. Gutierrez, Esq.
Executive Vice President
Deputy Chief Credit Officer



Joyce Y. Kwon
Executive Vice President
Human Resources



Daniel Limon
Executive Vice President
Banking Division



Susan M. Mlot
Executive Vice President
Operations



Timothy B. Noone
Executive Vice President
Specialty Banking



LaVon Short
Executive Vice President
Treasury Management
and Marketing



G. Larry Zivelonghi
Executive Vice President
Dairy & Livestock
Industries

As a team, they're at the forefront of driving organizational growth, and their focus is on the long-term success of the Bank, our customers, our associates, and the communities we serve.



Jeffrey S. Boyer
Senior Vice President
Los Angeles / Kern County



Michael K. Currie
Senior Vice President
Information Technology



Gilbert W. Estrada
Senior Vice President
Inland Empire Region



Donald E. Evenson
Senior Vice President
CitizensTrust



Richard M. Favor
Senior Vice President
Sales Division Special Projects



Michael B. Mulcahy
Senior Vice President
Los Angeles / Central Coast



Rudy I. Ramirez
Senior Vice President
Information Security



Mark C. Richardson
Senior Vice President
Real Estate Banking



Walter Smiechewicz
Senior Vice President
Internal Audit



Michael D. Stain
Senior Vice President
Central Valley Region



Robert E. Zeltner
Senior Vice President
Orange County & San Diego

Financial Summary

Consolidated Balance Sheets
CVB Financial Corp. and Subsidiaries

(Dollars in thousands, except share amounts)

	December 31,	
	2025	2024
Assets		
Cash and due from banks	$ 107,511	$ 153,875
Interest-earning balances due from Federal Reserve	268,878	50,823
Total cash and cash equivalents	376,389	204,698
Interest-earning balances due from depository institutions	13,064	480
Investment securities available-for-sale, at fair value (amortized cost of $2,982,228 at December 31, 2025, and $2,997,047 at December 31, 2024)	2,683,070	2,542,115
Investment securities held-to-maturity (fair value of $1,925,492 at December 31, 2025, and $1,954,345 at December 31, 2024)	2,270,391	2,379,668
Total investment securities	4,953,461	4,921,783
Investment in FHLB, FRB, and other stock	55,948	18,012
Loans and lease finance receivables	8,699,193	8,536,432
Allowance for credit losses	(77,161)	(80,122)
Net loans and lease finance receivables	8,622,032	8,456,310
Premises and equipment, net	26,505	27,543
Bank owned life insurance ("BOLI")	325,299	316,248
Accrued interest receivable	46,723	45,716
Intangibles	5,774	9,967
Goodwill	765,822	765,822
Income tax asset	174,169	171,178
Other assets	265,868	215,898
Total assets	**$ 15,631,054**	**$ 15,153,655**

	December 31,	
	2025	2024
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 6,800,691	$ 7,037,096
Interest-bearing	5,271,291	4,911,285
Total deposits	**12,071,982**	**11,948,381**
Customer repurchase agreements	490,601	261,887
Federal Home Loan Bank advances and other borrowings	500,000	500,000
Deferred compensation	22,318	22,909
Accrued interest payable	4,770	5,047
Other liabilities	246,159	229,115
Total liabilities	**13,335,830**	**12,967,339**
Commitments and Contingencies		
Stockholders' Equity		
Common stock, authorized, 225,000,000 shares without par;		
issued and outstanding 135,551,799 at December 31, 2025, and		
139,690,086 at December 31, 2024	1,222,365	1,296,881
Retained earnings	1,300,513	1,201,499
Accumulated other comprehensive loss, net	(227,654)	(312,064)
Total stockholders' equity	**2,295,224**	**2,186,316**
Total liabilities and stockholders' equity	**$ 15,631,054**	**$ 15,153,655**

Financial Summary

Consolidated Statements of Earnings

CVB Financial Corp. and Subsidiaries

(Dollars in thousands, except per share amounts)

| | Year Ended December 31, | |
	2025	2024
Interest income:		
Loans and leases, including fees	$ 446,156	$ 455,755
Investment securities:		
Investment securities available-for-sale	75,962	80,890
Investment securities held-to-maturity	51,368	53,151
Total investment income	127,330	134,041
Dividends from FHLB, FRB, and other stock	1,706	1,551
Interest-earning deposits with other institutions	18,109	38,765
Total interest income	593,301	630,112
Interest expense:		
Deposits	101,294	105,483
Borrowings and customer repurchase agreements	30,317	76,709
Other	1,403	573
Total interest expense	133,014	182,765
Net interest income before (recapture of) provision for credit losses	460,287	447,347
(Recapture of) provision for credit losses	(3,500)	(3,000)
Net interest income after (recapture of) provision for credit losses	463,787	450,347
Noninterest income:		
Service charges on deposit accounts	19,460	20,370
Trust and investment services	15,033	13,729
Bankcard services	2,707	1,652
BOLI income	11,467	12,420
Loss on sale of AFS investment securities	(10,970)	(28,317)
Gain on other real estate owned, net	2,296	-
Gain on sale of leaseback transactions	-	25,900
Other	15,178	8,720
Total noninterest income	55,171	54,474

	Year Ended December 31,	
	2025	2024
Noninterest expense:		
Salaries and employee benefits	144,457	144,472
Occupancy and equipment	23,819	23,407
Professional services	9,248	10,482
Computer software expense	17,148	15,301
Marketing and promotion	6,882	7,307
Amortization of intangible assets	4,193	5,324
Provision for (recapture of) unfunded loan commitments	2,000	(1,250)
Acquisition related expenses	1,556	-
Other	27,962	28,540
Total noninterest expense	**237,265**	**233,583**
Earnings before income taxes	281,693	271,238
Income taxes	72,395	70,522
Net earnings	**$ 209,298**	**$ 200,716**
Basic earnings per common share	$ 1.52	$ 1.44
Diluted earnings per common share	$ 1.52	$ 1.44

Locations

Los Angeles County

Arcadia
626.445.7350

Beach Cities (El Segundo)
310.802.4015

Burbank Airport
818.295.3200

Burbank (Toluca Lake)
818.843.0707

Century City
310.436.3480

Commerce
323.832.1820

Covina
626.915.8931

El Segundo
310.322.2222

Glendale
818.550.0400

La Cañada Flintridge
818.952.6085

Lancaster
661.723.2000

Monrovia
626.303.4661

Pasadena
626.405.4915

Pomona
909.629.4151

San Fernando Valley (Encino)
818.905.5760

San Gabriel
626.286.3166

Santa Clarita
661.295.2840

Santa Fe Springs
562.903.8120

South Bay (Torrance)
310.217.6000

South El Monte
626.442.4470

South Pasadena
626.403.5900

San Bernardino County

Apple Valley
760.961.6900

Chino
909.627.7316

Fontana
909.350.8080

Ontario Airport
909.980.1080

Redlands
909.307.8100

San Bernardino (Tri-City)
909.888.6363

Upland
909.946.6921

Riverside County

Corona
951.734.6120

Riverside
951.683.2112

Temecula Loan Production Office
951.561.6431

Orange County

Brea
714.996.8150

Fullerton
714.773.0600

Huntington Beach
714.622.6060

Laguna Beach
949.494.9474

Laguna Hills (Spectrum)
949.581.4444

Laguna Niguel
949.249.0740

Newport Beach
949.440.5200

Orange (Katella)
714.288.5203

Orange (Plaza)
714.288.5300

Santa Ana
714.967.7222

San Diego County

San Diego (Carmel Valley)
858.847.6500

San Diego (Downtown)
858.350.8650

Ventura County

Camarillo
805.482.7600

Oxnard
805.485.7600

Ventura
805.477.7600

Westlake Village
805.557.7600

Santa Barbara County

Santa Barbara
805.324.5920

Kern County

Bakersfield (Downtown)
661.281.0300

Bakersfield (Rosedale)
661.589.9040

Bakersfield (Stockdale)
661.281.0325

Delano
661.725.8888

Tulare County

Porterville
559.306.1300

Tulare
559.687.3350

Visalia
559.622.9000

Fresno County

Fresno
559.261.0222

Kingsburg
559.802.1070

Stanislaus County

Modesto
209.353.2399

San Joaquin County

Lodi
209.334.7400

Stockton
209.851.3740

Madera County

Madera
559.664.9222

Yolo County

West Sacramento
916.830.3560

Sutter County

Yuba City
530.674.8900

CitizensTrust

Newport Beach
949.440.5231

Ontario
909.483.4392

Pasadena
626.564.6263

Visit cbbank.com/locations for more information

Corporate Information

Transfer Agent
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
866.280.0564
computershare.com/investor

NASDAQ Listing
CVB Financial Corp. stock is listed on the NASDAQ under the symbol of CVBF. The securities listed consist of one class of common stock.

There were approximately 135,800,301 shares of common stock outstanding with 1,763 registered shareholders of record as of February 20, 2026.

Stockholder Information
Stockholders may obtain, without charge, Form 10-K of CVB Financial Corp., copies of this annual report, and interim reports by visiting our website at **investors.cbbank.com**

Mailing Address
CVB Financial Corp.
PO Box 51000
Ontario, CA 91761

Street Address
701 N Haven Avenue, Suite 350
Ontario, CA 91764
909.980.4030
Phone: 877.422.2265
cbbank.com

 Equal Housing Lender | Member FDIC | NMLS# 417441 | Citizens Business Bank, N.A.





701 N Haven Avenue | Ontario, CA 91764 | 909.980.4030 | cbbank.com